AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO THE COMMENCEMENT OF ANNUITY BENEFITS

This Endorsement is part of your Certificate and its provisions will apply instead of any Contract provisions to the contrary.

In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner.

This Endorsement is effective upon your receipt.

In Section 7.03, “Commencement of Annuity Benefits” in your Certificate the second paragraph is replaced and the section is restated as follows:

SECTION 7.03 COMMENCEMENT OF ANNUITY BENEFITS

Before the Annuity Commencement Date, you may elect to change such Date to any date after your election is filed (other than the 29th, 30th, or 31st of any month). You must do this in writing. The change will not take effect until your written election is received and accepted by us at our Processing Office.

However, no Annuity Commencement Date will be later than the day the Annuitant attains the “maximum maturity age”, or, if later, the tenth anniversary of the Contract Date. The current maximum maturity age shown below may be changed by us to conform with applicable law.

Notwithstanding any provision in this Contract to the contrary, the maximum maturity age is the Contract Date Anniversary following the Annuitant’s [95th] birthday.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel]

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